UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Bed Bath & Beyond Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

075896100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,452,124*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,452,124*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,452,124*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 898,000 Shares underlying long call options currently exercisable

2

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		199,952*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

199,952*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,952*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 52,000 Shares underlying long call options currently exercisable

3

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		982,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

982,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

982,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 200,000 Shares underlying long call options currently exercisable

4

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,076*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,076*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,076*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

OO

________________________________

*Includes 200,000 Shares underlying long call options currently exercisable

5

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,076*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,076*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,076*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IA

_______________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

6

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,276*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,276*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,276*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

OO

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

7

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,276*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,276*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,276*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

8

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,634,276*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,634,276*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,634,276*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 1,150,000 Shares underlying long call options currently exercisable

9

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Macellum Home Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		446,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

446,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

446,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

10

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Macellum Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		446,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

446,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

446,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

11

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Macellum Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		446,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

446,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

446,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

12

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Jonathan Duskin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		446,415*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

446,415*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

446,415*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 89,500 Shares underlying long call options currently exercisable

13

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		244,195*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

244,195*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 83,700 Shares underlying long call options currently exercisable

14

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,380*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,380*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,380*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 83,700 Shares underlying long call options currently exercisable

15

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Merlin Partners Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		235,455*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

235,455*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,455*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 6,300 Shares underlying long call options currently exercisable

16

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,121*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,121*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,121*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

________________________________

*Includes 81,000 Shares underlying long call options currently exercisable

17

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora Special Opportunity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

________________________________

*Includes 9,000 Shares underlying long call options currently exercisable

18

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora/Thelen Small-Mid Cap Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		96,780
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

96,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

96,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

19

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,764,688*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,825,096*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,825,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IA, OO

________________________________

*Includes 180,000 Shares underlying long call options currently exercisable

20

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,764,688*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,825,096*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,825,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IN

________________________________

*Includes 180,000 Shares underlying long call options currently exercisable

21

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Theresa R. Backes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

22

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

John E. Fleming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

23

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Sue Ellen Gove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

24

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Janet E. Grove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

25

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Jeffrey A. Kirwan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

26

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Jeremy I. Liebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

27

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Cynthia S. Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

28

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Hugh R. Rovit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

29

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Alexander W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

30

CUSIP No. 075896100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Cooperation Agreement defined and described in Item 4 below, the Reporting Persons are no longer members of the Section 13(d) group, ceased to be party to the Group Agreement and Joinder Agreement, as further described in Item 6 to the Schedule 13D, and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special XII, Legion Partners Holdings, Macellum Home, Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen, and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 2,554,125 Shares owned directly by Legion Partners I is approximately $40,007,782, including brokerage commissions. The aggregate purchase price of the 898,000 Shares underlying certain call options owned directly by Legion Partners I is approximately $4,991,337, including brokerage commissions. The aggregate purchase price of the 147,952 Shares owned directly by Legion Partners II is approximately $2,317,504, including brokerage commissions. The aggregate purchase price of the 52,000 Shares underlying certain call options owned directly by Legion Partners II is approximately $289,031, including brokerage commissions. The aggregate purchase price of the 782,000 Shares owned directly by Legion Partners Special XII is approximately $10,775,429, including brokerage commissions. The aggregate purchase price of the 200,000 Shares underlying certain call options owned directly by Legion Partners Special XII is approximately $622,078, including brokerage commissions. The approximately purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,967, including brokerage commissions.

The aggregate purchase price of the 356,915 Shares owned directly by Macellum Home is approximately $5,359,345, including brokerage commissions. The aggregate purchase price of the 89,500 Shares underlying certain call options owned directly by Macellum Home is approximately $199,419, including brokerage commissions.

31

CUSIP No. 075896100

The aggregate purchase price of the 160,495 Shares owned directly by Ancora Catalyst Institutional is approximately $2,618,790, including brokerage commissions. The aggregate purchase price of the 83,700 Shares underlying certain call options owned directly by Ancora Catalyst Institutional is approximately $96,815, including brokerage commissions. The aggregate purchase price of the 12,080 Shares owned directly by Ancora Catalyst is approximately $197,211, including brokerage commissions. The aggregate purchase price of the 6,300 Shares underlying certain call options owned directly by Ancora Catalyst is approximately $7,287, including brokerage commissions. The aggregate purchase price of the 154,455 Shares owned directly by Merlin Institutional is approximately $2,520,236, including brokerage commissions. The aggregate purchase price of the 81,000 Shares underlying certain call options owned directly by Merlin Institutional is approximately $93,928, including brokerage commissions. The aggregate purchase price of the 18,121 Shares owned directly by Ancora Merlin is approximately $295,831, including brokerage commissions. The aggregate purchase price of the 9,000 Shares underlying certain call options owned directly by Ancora Merlin is approximately $10,436, including brokerage commissions. The aggregate purchase price of the 20,000 Shares owned directly by Ancora Special Opportunity is approximately $241,150, including brokerage commissions. The aggregate purchase price of the 96,780 Shares owned directly by Ancora/Thelen is approximately $1,500,848, including brokerage commissions. The aggregate purchase price of the 1,187,317 Shares held in the SMAs is approximately $18,334,465, including brokerage commissions.

The Shares purchased by Mr. Fleming were purchased with personal funds in the open market. The aggregate purchase price of the 5,000 Shares owned directly by Mr. Fleming is approximately $60,000, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 28, 2019, the Investor Group and the Issuer entered into a cooperation and support agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer agreed to increase the size of its Board of Directors (the “Board”) from nine (9) to thirteen (13) and to appoint each of John E. Fleming, Sue E. Gove, Jeffrey A. Kirwan and Joshua E. Schechter (the “New Directors”) to fill the vacancies created as a result of such expansion with terms expiring at the Issuer’s 2019 annual meeting of shareholders (the “2019 Annual Meeting”).

Also pursuant to the Cooperation Agreement, the Issuer agreed to appoint two (2) of the New Directors selected by the Board as new members of the Business Transformation and Strategy Review Committee of the Board and appoint two (2) of the New Directors selected by the Board as new members of the CEO Search Committee of the Board.

The Cooperation Agreement also provides that while the Standstill Period (as defined below) is in effect, at the 2019 Annual Meeting and 2020 annual meeting of shareholders (the “2020 Annual Meeting”), the Board shall nominate each New Director as a candidate for election to the Board to serve until the following annual meeting of shareholders, respectively.

The Cooperation Agreement further provides that during the Standstill Period, if a New Director is unable to serve as an independent director for any reason (other than on account of failure to be elected at the 2019 Annual Meeting or 2020 Annual Meeting or for other specified circumstances), and the Legion Group continues to beneficially own at least 1.75% of the outstanding Shares and the Investor Group continues to beneficially own at least 2.5% of the outstanding Shares, the Legion Group and the Issuer shall work together in good faith in order to identify a highly qualified replacement independent director candidate.

32

CUSIP No. 075896100

The terms of the Cooperation Agreement further provide that the Reporting Persons are subject to customary standstill obligations and mutual non-disparagement provisions with the Company until thirty (30) days prior to the deadline for the submission of shareholder nominations of directors for the 2021 annual meeting of shareholders (the “Standstill Period”), or such later date as may be agreed by both the Issuer and the Investor Group. During the Standstill Period, the Investor Group have agreed to vote in a manner consistent with the recommendation of the Board, subject to certain exceptions specified in the Cooperation Agreement.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Also on May 29, 2019, the Investor Group filed a notice of dismissal without prejudice with respect to the Complaint.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 132,089,269 Shares outstanding as of March 30, 2019 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2019.

A.	Legion Partners I
(a)	As of the close of business on May 28, 2019, Legion Partners I beneficially owned directly 3,452,124 Shares, including 898,000 Shares underlying long call options.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,452,124
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,452,124

(c)	Legion Partners I has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
B.	Legion Partners II
(a)	As of the close of business on May 28, 2019, Legion Partners II beneficially owned directly 199,952 Shares, including 52,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 199,952
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 199,952

33

CUSIP No. 075896100

(c)	Legion Partners II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No.2 to the Schedule 13D.

C.       Legion Partners Special XII

(a)	As of the close of business on May 28, 2019, Legion Partners Special XII beneficially owned directly 982,000 Shares, including 200,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 982,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 982,000

(c)	Legion Partners Special XII has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
D.	Legion LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion LLC may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,076
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,076

(c)	Legion LLC has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 3.5%

34

CUSIP No. 075896100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,076
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,076

(c)	Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
F.	Legion Partners Holdings
(a)	As of the close of business on May 28, 2019, Legion Partners Holdings beneficially owned directly 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options and (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,276
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,276

(c)	Legion Partners Holdings has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 3,452,124 Shares beneficially owned by Legion Partners I, including 898,000 Shares underlying long call options (ii) 199,952 Shares beneficially owned by Legion Partners II, including 52,000 Shares underlying long call options, (iii) 982,000 Shares beneficially owned by Legion Partners Special XII, including 200,000 Shares underlying long call options and (iv) 200 Shares beneficially owned by Legion Partners Holdings.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,634,276
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,634,276

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
35

CUSIP No. 075896100

H.	Macellum Home
(a)	As of the close of business on May 28, 2019, Macellum Home beneficially owned directly 446,415 Shares, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 446,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 446,415

(c)	Macellum Home has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
I.	Macellum Management
(a)	As the investment manager of Macellum Home, Macellum Management may be deemed the beneficial owner of the 446,415 Shares beneficially owned by Macellum Home, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 446,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 446,415

(c)	Macellum Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
J.	Macellum GP
(a)	As the general partner of Macellum Home, Macellum GP may be deemed the beneficial owner of the 446,415 Shares beneficially owned by Macellum Home, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 446,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 446,415

(c)	Macellum Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
36

CUSIP No. 075896100

K.	Jonathan Duskin
(a)	Mr. Duskin, as the sole member of Macellum GP, may be deemed the beneficial owner of the 446,415 Shares beneficially owned by Macellum Home, including 89,500 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 446,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 446,415

(c)	Mr. Duskin has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
L.	Ancora Catalyst Institutional
(a)	As of the close of business on May 28, 2019, Ancora Catalyst Institutional beneficially owned directly 244,195 Shares, including 83,700 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 244,195
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 244,195

(c)	Ancora Catalyst Institutional has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
M.	Ancora Catalyst
(a)	As of the close of business on May 28, 2019, Ancora Catalyst beneficially owned directly 18,380 Shares, including 6,300 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,380
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,380

(c)	Ancora Catalyst has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
37

CUSIP No. 075896100

N.	Merlin Institutional
(a)	As of the close of business on May 28, 2019, Merlin Institutional beneficially owned directly 235,455 Shares, including 81,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 235,455
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 235,455

(c)	Merlin Institutional has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
O.	Ancora Merlin
(a)	As of the close of business on May 28, 2019, Ancora Merlin beneficially owned directly 27,121 Shares, including 9,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 27,121
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 27,121

(c)	Ancora Merlin has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
P.	Ancora Special Opportunity
(a)	As of the close of business on May 28, 2019, Ancora Special Opportunity beneficially owned directly 20,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,000

(c)	Ancora Special Opportunity has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
38

CUSIP No. 075896100

Q.	Ancora/Thelen
(a)	As of the close of business on May 28, 2019, Ancora/Thelen beneficially owned directly 96,780 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 96,780
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 96,780

(c)	Ancora/Thelen has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
R.	Ancora Advisors
(a)	As the investment advisor to each of the Ancora Catalyst Institutional, Ancora Catalyst, Merlin Institutional, Ancora Merlin, Ancora Special Opportunity, Ancora/Thelen and the SMAs, Ancora Advisors may be deemed to beneficially own the (i) 244,195 Shares beneficially owned directly by Ancora Catalyst Institutional, including 83,700 Shares underlying long call options, (ii) 18,380 Shares beneficially owned directly by Ancora Catalyst, including 6,300 shares underlying long call options, (iii) 235,455 Shares beneficially owned directly by Merlin Institutional, including 81,000 Shares underlying long call options, (iv) 27,121 Shares beneficially owned directly by Ancora Merlin, including 9,000 Shares underlying long call options, (v) 20,000 Shares beneficially owned directly by Ancora Special Opportunity, (vi) 96,780 Shares beneficially owned directly by Ancora/Thelen and 1,183,165 Shares held in the SMAs.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,764,688*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,825,096

*The SMAs retain voting power over 60,408 Shares

(c)	Ancora Advisors has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the securities of the Issuer by the SMAs since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 075896100

S.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Advisors, may be deemed to beneficially own the (i) 244,195 Shares beneficially owned directly by Ancora Catalyst Institutional, including 83,700 Shares underlying long call options, (ii) 18,380 Shares beneficially owned directly by Ancora Catalyst, including 6,300 shares underlying long call options, (iii) 235,455 Shares beneficially owned directly by Merlin Institutional, including 81,000 Shares underlying long call options, (iv) 27,121 Shares beneficially owned directly by Ancora Merlin, including 9,000 Shares underlying long call options, (v) 20,000 Shares beneficially owned directly by Ancora Special Opportunity, (vi) 96,780 Shares beneficially owned directly by Ancora/Thelen and 1,183,165 Shares held in the SMAs.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,764,688*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,825,096

*The SMAs retain voting power over 60,408 Shares

(c)	Mr. DiSanto has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D. The transaction in the securities of the Issuer by the SMAs since the filing of Amendment No. 2 to the Schedule 13D is set forth in Schedule A and are incorporated herein by reference.
T.	Messrs. Kirwan, Liebowitz, Rovit and Smith and Mses. Backes, Gove, Grove and Murray
(a)	As of the close of business on May 28, 2019, Messrs. Kirwan, Liebowitz, Rovit and Smith and Mses. Backes, Gove, Grove and Murray did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Neither Messrs. Messrs. Kirwan, Liebowitz, Rovit and Smith and Mses. Backes, Gove, Grove and Murray has entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
U.	Mr. Fleming
(a)	As of the close of business on May 28, 2019, Mr. Fleming beneficially owned directly 5,000 Shares.

Percentage: Less than 1%

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CUSIP No. 075896100

(b)	1. Sole power to vote or direct vote: 5,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,000 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fleming has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.
(e)	Effective with the appointment of the New Directors to the Board, as of May 29, 2019, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 7.	Material to be filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation and Support Agreement by and among, Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. XII, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Raymond White, Macellum Home Fund, LP, Macellum Management, LP, Macellum Advisors GP, LLC, Jonathan Duskin, Ancora Catalyst Institutional, LP, Ancora Catalyst, LP, Merlin Partners Institutional, LP, Ancora Merlin, LP, Ancora Advisors, LLC and Frederick DiSanto and Bed Bath & Beyond Inc., dated May 28, 2019.

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CUSIP No. 075896100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2019

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XII

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

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CUSIP No. 075896100

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper

Christopher S. Kiper

Individually and as attorney-in-fact for Theresa R. Backes, John E. Fleming, Sue Ellen Gove, Janet E. Grove, Jeffrey A. Kirwan, Jeremy I. Liebowitz, Cynthia S. Murray, Hugh R. Rovit and Alexander W. Smith

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CUSIP No. 075896100

/s/ Raymond T. White
Raymond T. White

Macellum Home Fund, LP

By:	Macellum Advisors GP, LLC its general partner

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

Macellum Management, LP By: Macellum Advisors GP, LLC its general partner

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

Macellum Advisors GP, LLC

By:	/s/ Jonathan Duskin
	Name:	Jonathan Duskin
	Title:	Sole Member

/s/ Jonathan Duskin
Jonathan Duskin

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CUSIP No. 075896100

Ancora Catalyst Institutional, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Merlin Partners Institutional, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Merlin, LP

By:	Ancora Advisors, LLC General Partner

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Special Opportunity Fund

By:	Ancora Advisors, LLC Investment Manager

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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CUSIP No. 075896100

Ancora/Thelen Small-Mid Cap Fund

By:	Ancora Advisors, LLC Investment Manager

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Advisors, LLC

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto

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CUSIP No. 075896100

SCHEDULE A

Transaction in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

Ancora Advisors, LLC

(Through certain separately managed accounts, including accounts held by owners and employees of Ancora Advisors)

Disposition of Common Stock[1]	(4,152)	--	05/14/2019

1 Represents the loss of management authority over one separately managed account.